July 18, 2024

Martin Brenner
Chief Executive Officer and Chief Scientific Officer iBio, Inc.
11750 Sorrento Valley Road, Suite 200
San Diego, CA 92121

        Re: iBio, Inc.
            Registration Statement on Form S-3
            Filed July 3, 2024
            File No. 333-280680
Dear Martin Brenner:

     We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
Prospectus Summary
Overview, page 1

1. Please revise your Prospectus Summary Overview to provide context and balance to your discussion of your platform and AI-engine. For instance, please highlight, if true, that you have a limited operating history developing vaccines and therapeutics, that you have not conducted clinical trials on any product candidates, and that there is a risk that you may be unsuccessful in developing or commercializing any product candidates.
2. Please revise to explain your basis for making all performance and leadership claims, including the following ones:
           Your belief that you    lead the field with (y)our patented
AI-engine uncovering    hard
           to develop    molecules;
           Your    groundbreaking EngageTx    technology enables (you) to
target bi-specific
           molecules;
 July 18, 2024
Page 2

             Your ability to    navigate sequence diversity and promote
Human-Cyno cross
           reactivity while mitigating cytokine release;
             Your    unparalleled epitope engine stands out by allowing the
ability to target select
           regions of a protein, potentially removing the lengthy trial and error out of mAb discovery;
             Your AI-engine is expected to    increase the probability of
success.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Daniel Crawford at 202-551-7767 or Joe McCann at 202-551-6262 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Melissa Palat Murawsky, Esq.